EXHIBIT 99.1

Fury Announces Results of Annual General Meeting of Shareholders

VANCOUVER, Canada – June 30, 2023 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the voting results from its Annual General Meeting (the “Meeting”) of Shareholders held on June 29, 2023. Fury is pleased to confirm that each director nominee listed in the Company’s management information circular dated May 18, 2023 (the “Circular”) in connection with the Meeting and as filed on SEDAR, were elected as directors of the Company to serve until the next annual general meeting, or until their successors are otherwise elected or appointed.

A total of 48,123,149 of the Company’s common shares (“Common Shares”) were present or represented by proxy at the Meeting, representing 32.97% of the outstanding Common Shares.

1. Election of Directors

By resolution passed, each of the nominees for election as directors listed in the Circular was elected as a director of the Company. The results of the votes on the election of the board of directors were as follows:

Name of Nominee	Number of Votes For	Votes For (%)	Number of Votes Withheld	Votes Withheld (%)
Forrester A. Clark	47,755,658	99.51%	236,628	0.49%
Jeffrey R. Mason	47,885,613	99.51%	237,536	0.49%
Steve Cook	46,965,172	97.59%	1,157,977	2.41%
Michael Hoffman	47,886,613	99.51%	236,536	0.49%
Alison Sagateh (Saga) Williams	47,820,145	99.37%	303,004	0.63%
Brian Christie	47,719,429	99.16%	403,720	0.84%

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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2. Appointment of Auditor

By resolution, Deloitte LLP, Chartered Professional Accountants was appointed as the Company’s auditor. The result of the vote on the appointment of the auditor was as follows:

	Number of Votes For	Votes For (%)	Number of Votes Withheld	Votes Withheld (%)
Deloitte, Chartered Professional Accountants	47,924,179	99.59%	198,970	0.41%

3. Adoption of Long-Term Incentive Plan

By resolution, the Company’s proposed long-term incentive plan (“LTI Plan”) was approved. The result of the vote on the approval of the LTI Plan was as follows:

	Number of Votes For	Votes For (%)	Number of Votes Against	Votes Against (%)
Long-Term Incentive Plan (“LTI Plan”)	46,618,720	96.87%	1,504,429	3.13%

Voting results have been reported and published on www.sedar.com.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (23.4%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

No regulatory organization has approved the contents hereof.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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